

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2023

Gabriel P. Blasi
Chief Financial Officer
Telecom Argentina SA
General Hornos 690
(C1272ACK), Buenos Aires
Argentina

> **Re: Telecom Argentina SA**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-13464**

Dear Gabriel P. Blasi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology